Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

Northland Securities, Inc.

45 S. 7th St., Suite 2000

Minneapolis, MN 55402

VIA EDGAR AND OVERNIGHT COURIER

February 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Messrs. Brian Soares and Russell Mancuso

Re:	Plug Power Inc.
Registration Statement on Form S-1
File No. 333-186041

Dear Messrs. Soares and Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Plug Power Inc. (the “Company”) in requesting that the effective date of the above-referenced registration statement be accelerated to Wednesday, February 13, 2013, at 4:00 p.m. (Washington, D.C. time), or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from February 5, 2013 through the date hereof, the undersigned effected the following approximate distribution of copies of the Company’s Preliminary Prospectus dated February 5, 2013:

(i)	144 copies to prospective institutional investors;

(ii)	10 copies to prospective individual investors; and

(iii)	2 copies to broker/dealers.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name: Title:	Aaron Gurewitz Head of Equity Capital Markets

NORTHLAND SECURITIES, INC.

By:	/s/ Shawn Messner
Name: Title:	Shawn Messner Managing Director

cc:	Steven M. Skolnick, Esq.
Gerard L. Conway, Jr., Esq.
Robert P. Whalen, Jr., Esq.
Jocelyn M. Arel, Esq.